Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

This presentation includes “forward-looking statements” within the meaning of the
Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein.  A discussion of some of these risks and uncertainties is contained or referred to in the Current
Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and
PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the
SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.  Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Safe Harbor Language

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG.
Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND
SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER
RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger.  Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon
Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-
5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 0
7101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

John W. Rowe
Chairman, President & CEO
Exelon Corporation

Agenda

Overview: John W. Rowe, Chairman, President and
CEO, Exelon

Combined Profile: E. James Ferland, Chairman,
President and CEO, PSEG

Power Generation Platform: John F. Young, EVP,
Exelon, and President, Exelon Generation

Nuclear Profile: Christopher M. Crane, SVP, Exelon,
President and CNO, Exelon Nuclear

Financial Impact and Synergies: Thomas M. O’Flynn,
CFO, PSEG, and Robert S. Shapard, CFO, Exelon

Summary and Q&A

A Compelling Combination

Large, balanced energy portfolio across PJM

Enhanced service to the largest customer base in
the industry

Improved nuclear performance

Common business and regulatory framework

Strengthened financial performance driven by
significant synergies and enhanced base and
scope

Key Transaction Terms

Offer Price:

Ownership:

Governance:

Timing:

Nuclear Agreement:

Approvals:

1.225 shares of Exelon per PSEG share

68% Exelon shareholders

32% PSEG shareholders

John W. Rowe to be CEO
E. James Ferland to be non-executive Chairman

18 Board members
— 12 nominated by Exelon
— 6 nominated by PSEG

Expected to close within 12-15 months

Operating Services Contract starts 1/05

Shareholders, Federal, State

Dec 2004

Q1 2005

Q2 2005

Q3 2005

Q4 2005

Q1 2006

Closing Achievable in 12-15 months

Announce
Transaction

Exelon & PSEG
Shareholder
Meetings

Make
Regulatory
Filings

File Joint Proxy
Statement

Work to Secure Regulatory Approvals

(FERC, SEC, NRC, DOJ or FTC, NJBPU, NJDEP*, PAPUC, ICC*, NYPSC)

Develop Transition Implementation Plans

Receive Regulatory
Approvals

* Notice filing only

Implement Nuclear Operating Services Agreement

Financial Benefits

Stronger platform to achieve consistent
earnings growth

Annual synergies of approximately $400 million
in year 1 growing to $500 million by year 2

Earnings accretion for both companies’
shareholders in year 1

Nuclear contract provides earnings benefit for
both companies starting in 2005

Secure and growing dividend

Strong balance sheet

E. James Ferland
 Chairman, President & CEO
PSEG

2003A

2003A

2003

Rank

Elec. Customers

5,100,000

2,000,000

7,100,000

1

Gas Customers

460,000

1,600,000

2,060,000

7

U.S. Generation Assets

(MW)

(1)

34,467

17,117

51,584

1

Nuclear Generation(MW)

16,943

3,510

20,453

1

$’s in Billions

Total As

sets

$41.9

$28.1

$70.0

1

Market  Cap (12/15/04)

$28.7

$10.6

$39.3

1

Total Revenues

$15.8

$11.1

$26.9

1

Net Income

(2)

$1.7

$0.9

$2.6

1

(1)

Projected 2004 year-end. Generation numbers include long-term contracts.

(2)

Income from Continuing Operations

Combined

The Nation’s Premier Utility Company

ComEd
An Exelon Company

PSEG

PECO
An Exelon Company

Exelon. PSEG

EAST Generation

Nuclear            9,400 MW

Non-nuclear   15,700 MW

WEST Generation

Nuclear         11,100 MW

Non-nuclear    5,850 MW

Creating A Larger Growth Platform

A combination of three urban utilities, with a low-cost generation portfolio, in an integrated Regional Transmission Organization

A “Win-Win”Combination

Combined Company

Enhanced earnings

Regulatory and market diversity

Increased operating flexibility

Strong, stable cash flow with commitment
to solid investment grade ratings

Experienced management team

PSEG Brings

Excellence in transmission and
distribution operations

Expertise in BGS auction
development and participation

Strong gas LDC experience

Exelon Brings

Premier nuclear operation
expertise

Broad platform for earnings and
cash flow growth

Large merger integration success

Opportunity For Improved T&D Reliability

$191

2.88

76

0.63

Performance

PSE&G

$235

2.40

70

1.09

Performance

Exelon

Quartile

Quartile

2nd

2nd

Safety (OSHA Recordables Rate)

1st

3rd

Total T&D $/Customer

2nd

4th

Customer Satisfaction (ACSI)

1st

2nd

Reliability – Outage Frequency (SAIFI)

2003 Key Performance Indicators

PSE&G has proven track record for reliable, cost effective T&D operations

Exelon reliability has improved -- committed to further improvements

Focus on customer satisfaction

John F. Young
EVP Exelon Corporation & President
Exelon Generation

Strong Generation Platform

Premier nuclear operator, based on
consistent top quartile performance

Balanced and diverse generation portfolio

Reliable and commercially responsive fossil
operations

Experienced leader in wholesale power
marketing and risk management

Complementary Generation Portfolio Positions New
Company for Success

Balanced Generation Portfolio

Projected 2004 year-end Domestic Generation Capacity
(includes long-term contracts)

Exelon

PSEG

Exelon/PSEG

34,467 MWs

17,117 MWs

51,584 MWs

Balanced fuel, geography and dispatch with improved load serving capabilities

Bulk of generation assets are within PJM, the nation's largest and best functioning wholesale power market

9%

49%

5%

37%

40%

11%

4%

46%

21%

15%

1%

63%

Nuclear

Coal

Gas/Oil

Hydro/Other

2006E PJM Dispatch Cost ($/MWh)
Cumulative PJM Capacity (MW)
Muddy Run
Conowingo
Peach Bottom
Salem
Limerick
Hope Creek
Oyster Creek
Three Mile Island
Conemaugh
Keystone (RELIANT)
Cromby
Eddystone
Hudson
Mercer
Linden
Bergen
Burlington
Kearny
Edison
Essex
Pennsbury
Delaware
Sewaren
Schuylkill
Croydon
Richmond
Fairless Works
National Park
Falls
Chester
Bayonne
Moser
Southwark

Improved Dispatch Diversity in Mid-Atlantic

Source: Platt’s PowerDat for 2006 data

(Excluding AEP and Northern Illinois)

$0

$25

$50

$75

$100

$125

$150

0

10,000

20,000

30,000

40,000

50,000

60,000

70,000

80,000

90,000

PJM

Exelon

PSEG

Cumulative PJM Capacity (MW)

Track Record of Operational and
Commercial Excellence

Proven model of operations in fossil

Significant improvement in reducing fossil
forced outage rate at Exelon

Experience in integrating plants on a national
operating platform

Exelon generating fleet reliably responds to
market opportunities

Increased Scale Will Strengthen
Operating Position

Power Marketing and Trading

Both companies have well-grounded philosophy
of hedging and risk management

Enhanced geographic and customer diversity

Improved asset optimization

Improving market fundamentals (i.e. tightening
reserve margins/higher capacity prices) in all
regions

Skills and Experience to Realize Benefits of

Assets and Markets

Christopher M. Crane
President & CNO Exelon Nuclear

Exelon has proven track record of improving and sustaining safety, operating and cost performance

Significant opportunity to improve PSEG fleet performance under
Nuclear Operating Services Contract, starting January 2005

Every 1% increase in capacity factor for PSEG’s nuclear fleet generates pre-tax income of about $12 million

60.0%

70.0%

80.0%

90.0%

100.0%

1999

2000

2001

2002

2003

2004

$0.00

$2.00

$4.00

$6.00

$8.00

$10.00

$12.00

$14.00

1999

2000

2001

2002

2003

Opportunity For Improved Nuclear
Performance

Exelon Non-Fuel
Production Cost

PSEG Non-Fuel
Production Cost

Exelon-operated
Capacity Factor

PSEG-operated
Capacity Factor

Exelon’s Nuclear Track Record

Exelon’s performance record is grounded in its Nuclear
Management Model

Performance tools include:

Material condition improvement process

Refueling outage execution

Cost management strategies

Operating fundamentals focus

Experienced management and technical team

Exelon’s experience includes:

Large fleet management

Operating and regulatory performance recovery

Focused issue management

Robust, pragmatic and proven methods and processes

Thomas M. O’Flynn
Chief Financial Officer, PSEG

Robert S. Shapard
Chief Financial Officer, Exelon

Synergies Across All Business Segments

Delivering approximately $400 million (year 1) growing to $500 million (year 2) in annual pre-tax synergies, excluding costs to achieve

85% cost synergies, 15% nuclear production improvement

70% unregulated, 30% regulated synergies

Cost to achieve: $470m (year 1), $150m (year 2)
(primarily allocated to goodwill and capital)

Improved nuclear operations starting in 2005 with operating
services contract

Proven record of cost reduction through The Exelon Way

Implementation of best practices

Workforce reduction of approximately 5% through retirements, attrition and severance

$500 Million of Synergies in Year 2

7%

9%

34%

39%

11%

Trading

Genco Corp/
Fossil

T&D

Corporate,
Business
Services

Nuclear (1)

15%

16%

43%

9%

Corporate
Programs

Info
Technology

Staffing

Supply

By Business

By Category

Nuclear
Production
Improvements

14%

3%

Nuclear
Outage
Costs

(1) Includes cost and production improvement

(1)

Net of inter-company transactions, synergies and merger adjustments

(2)      Adjusted for securitization impact

2006E EBITDA = $7.0 billion

Pro Forma EBITDA(1)(2) (2006 E)

Balanced Financial Profile

2006E Assets = $79 billion

Pro Forma Assets (2006 E)

Energy
Holdings

9%

ComEd

22%

Genco

36%

PECO

12%

PSE&G

21%

7%

16%

11%

42%

24%

Energy
Holdings

PECO

ComEd

Genco

PSE&G

$1.8 - 2.0 B

$2.0 - $3.0 B

Premium

To PSEG

NPV

Synergies (2)

> $4.0 B

Value To
PSEG
Shareholders

Premium P/E

(1)

Assumes 32% PSEG ownership of pro-forma combined company

(2)

NPV based on after-tax synergies assuming reasonable sharing

Value Capture to PSEG Shareholders (1)

Due to Stronger
Growth Platform
and Lower Risk
Profile

Pro Forma Accretion Assumptions

Gross synergies of $400m (year 1) and $500m
(year 2)

70% unregulated, 30% regulated

Financial impact of any regulatory mitigation
assumed to be neutral

Purchase accounting adjustments expected to
be income neutral

$7.0 billion of estimated additional goodwill

Asset and liability step-ups offset each other

EPS accretion of 3-4% for Exelon and 11-13% for
PSEG in 2006 and 2007

Solid Balance Sheet

   Exelon and PSEG believe they will retain solid
investment- grade ratings on a combined basis

7.1x

7.0x

EBITDA

Interest Coverage

41%

41%

Debt / Capital

6.2x

5.8x

Funds from Operations

Interest Coverage

31%

28%

Funds from Operations /

Average Total Debt

Year 2

Year 1

Pro Forma Key Ratios (1)

(1) Ratios exclude securitized debt and PSEG Energy Holdings

8%

10%

28%

107%

-9%

18%

65%

196%

-10%

40%

90%

140%

190%

240%

S&P 500

S&P Electrics

PSEG

Exelon

Proven Record of Delivering Value

3 -Year

5 -Year

PSEG Recent Stock Price Performance

Combination provides opportunity for long-term
improvement in valuation

12/15/03

1/23/04

3/5/04

4/15/04

5/26/04

7/5/04

8/13/04

9/24/04

11/5/04

12/15/04

$35.00

$40.00

$45.00

$50.00

$55.00

PSEG

S&P Electric Utilities Index

Nuclear
issues
surface

(1)

Assumes 68% Exelon ownership of pro-forma combined company

(2)

NPV based on after-tax synergies assuming reasonable sharing

(3)

2005 P/E discount to Exelon on 12/15/04

($1.8 – 2.0B)

$450 - $500 M

$5.5-$6.5 B

Premium

To PSEG

PSEG P/E
Discount (3)

NPV

Synergies (2)

> $4.0 B

Value To Exelon
Shareholders

Premium P/E

Value Capture to Exelon Shareholders (1)

Due to Stronger
Growth Platform and
Lower Risk Profile

Growing Dividend (1)

(1) Dividends are payable at the discretion of the board of directors

(2) Given 1.225 exchange ratio

PSEG current dividend

$2.20

PSEG expected 2005 increase

.04

PSEG pro forma

$2.24

Exelon dividend required to

keep PSEG shareholders whole (2)

$1.83

Current Exelon dividend

$1.60

Expected Exelon increase

$0.23 or 14%

Earnings Upside from Improving
Wholesale Market Fundamentals

Large, low-cost, low-emissions generation
fleet

Built and sited to serve native utility load

Illinois transition to market prices

Improving capacity values in all regions
served, led by eastern PJM

Will also benefit from high energy prices and
increasing environmental constraints

Significant Financial Outcome

$8-9 billion present value of synergies (1)

PSEG valuation discount mitigates merger premium

14% higher dividend for Exelon shareholders, PSEG
shareholders kept whole (2)

11-13% accretion in 2006/2007 for PSEG

3-4% accretion in 2006/2007 for Exelon

Strong balance sheet

Lower risk profile

Positioned for growth

(1) NPV of after-tax synergies assuming reasonable sharing

(2) Dividends are payable at the discretion of the board of directors

John W. Rowe
Chairman, President & CEO
Exelon Corporation

A Compelling New Company

Combination of two strong industry leaders

Increased scale and scope

Complementary operations/business models

Low-cost supply portfolio

Disciplined financial policy

Highly experienced management team

Safe Harbor Language

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein.  A discussion of some of these risks and uncertainties is contained or referred to in the Current
Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and
PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.  Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Exelon
Electric & Gas

Creating the Utility Company of Tomorrow